EXHIBIT 99.3

BARBEQUES GALORE LIMITED

AUDIT COMMITTEE CHARTER

The Audit Committee (“the Committee”) of the Board of Directors (“the Board”) of Barbeques Galore Limited (“the Company”) shall comprise not less than 3 (three) non-executive directors of the Board, at least one of whom shall be a “financial expert” as envisaged by the Sarbanes-Oxley Act of 2002 (“the Act”) and a quorum will be 2 (two).

The Chairman of the Committee shall be elected by the Committee and confirmed by the Board. Members of the Committee shall be appointed annually. Other Board members, management, staff, external auditors and related organisations may attend by invitation of the Chairman.

The Committee is empowered to examine any matters it considers appropriate relating to the financial affairs of the Company and its controlled entities and to internal and external audit issues. In addition, the Committee shall examine any other matters referred to it by the Board.

The Company shall provide appropriate funding, as determined by the Committee, to permit the Company to perform its duties under its Audit Charter.

The duties and responsibilities of the Committee include (but are not restricted to), reviewing:

(i)	financial statements to ensure they are presented in conformity with Generally Accepted Accounting Principles in all material respects, based on discussions with management and the external auditors and in compliance with the Board’s statutory responsibilities, prior to submission to the Board for approval;

(ii)	financial statements and other financial information, as appropriate, which are released externally;

(iii)	the scope and effectiveness of the internal audit plan and, in consultation with management and the external auditors, initiating changes to the programme as appropriate;

(iv)	reports prepared by the external auditors and generally assisting and interacting with the external auditors, to enable them to discharge their duties in the most efficient and cost-effective manner;

(v)	accounting and administration policies;

(vi)	policies to avoid any potential conflicts of interest (including past and/or proposed transactions) between the Company and management; and

(vii)	related third party and all interested party transactions, including appropriate disclosure in the financial statements as required by prevailing legislation.

The Committee shall also monitor:

(i)	the establishment of an appropriate internal control framework (including information technology systems), together with on-going enhancements thereto;

(ii)	activities of the internal audit department (including consultation with the external auditors and discussion with management), as to scope and quality of internal accounting and financial controls currently in place;

(iii)	corporate risk assessment vis-à-vis the internal controls instituted; and

(iv)	procedures in place to ensure compliance with The Corporations Law, Securities and Exchange Commission, Nasdaq and any other legislative requirements.

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Ultimate authority and responsibility to select, evaluate, appoint, compensate and where appropriate, replace the external auditors, rests with the Committee. The Committee must furthermore:

(i)	maintain clear and open lines of communication, to enable the external auditors to report directly to it;

(ii)	ensure that it receives from the external auditors, a formal written statement, delineating all relationships between the external auditors and the Company, including any relationships or services that may impact the objectivity and independence of the external auditors. In cases where the Act permits non-audit services to be performed, pre-approval of the Committee is required prior to commencement;

(iii)	discuss with the external auditors, judgements as to quality and not only acceptability, of the Company’s accounting principles as applied to financial reporting;

(iv)	establish procedures for the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters as well as the “confidential, anonymous submission by employees” of “concerns regarding questionable accounting or auditing matters”; and

(v)	engage (as and when required), independent counsel and other advisers when it considers such action necessary and/or appropriate, including the submission of recommendations in consequence thereof, to the Board.

The Committee shall have the authority to seek any information it requires from any officer or employee of the Company and its controlled entities and shall report its findings and recommendations to the Board after each meeting but shall have no executive powers with regard to any such findings and recommendations.

Secretarial and meetings:

The Company Secretary shall be appointed secretary of the Committee and, in conjunction with the Chairman, shall draw up an agenda to be circulated at least 48 hours prior to each meeting, to the members of the Committee and external auditors respectively.

Meetings shall be held at least four times a year.

Dated: 25 March 2003